

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

January 22, 2007

Mr. D. Stephen Grissom
Chief Financial Officer
Waste Industries USA, Inc.
3301 Benson Drive, Suite 601
Raleigh, North Carolina 27609

>   **Re: Waste Industries USA, Inc.
>   Form 10-K for the Fiscal Year Ended December 31, 2005
>   Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006
>   and September 30, 2006
>   File No. 0-31050**

Dear Mr. Grissom:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief